UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Parker, Jeffrey

   c/o ParkerVision, Inc.
   8493 Baymeadows Way
   Jacksonville, FL  32256
2. Issuer Name and Ticker or Trading Symbol
   ParkerVision, Inc.
   PRKR
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   April 30, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |4/4/00|G   |V|400               |D  |N/A        |2,529,002          |I*    |Family Limited Partnership |
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Common Stock               |      |    | |                  |   |           |77,214             |D     |                           |
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Common Stock               |      |    | |                  |   |           |6,000              |I     |by Minor Children          |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Option                |$28.25  |4/11/|J** | |250,000 D  |A,D|2/15/|2/15/|Common Stock|250,000|-      |250,000     |D  |-           |
                      |        |00   |    |V|           |   |00   |10   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
*  Held by J-Parker Family Limited
Partnership.
** Mr. Parker and the Company agreed to cancel the option granted on February 15, 2000 under the 1993 Stock
Option Plan so that the Company would have sufficient shares under the plan to issue awards to new and current employees. Prior to such cancellation there was a lack of shares available for grant under the plan. The cancellation was approved by the board of
directors.
The additional reporting person is the J-Parker Family Limited Partnership, 409
S. 17th Street, Omaha, Nebraska
68102.
/s/ Jeffrey
Parker
____________________________________
Jeffrey Parker, President of J-Parker Co.,
Inc.
General Partner of J-Parker Family Limited
Partnership
SIGNATURE OF REPORTING PERSON
/s/      Jeffrey Parker
DATE
April 26, 2000